Exhibit 99.4
Satyam Computer Services Limited

Description of Business
The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The Company has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in Australia, Canada, China, Dubai, Germany, Hungary, Japan, Malaysia, Singapore, United Kingdom and United States,. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Statement on Significant Accounting Policies
a)	Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

d)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gain/Loss arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the year of acquisition.

Satyam Computer Services Limited

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years

Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

e)	Goodwill

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

f)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

g)	Foreign Currency Translation

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Satyam Computer Services Limited

Gain/Loss on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.

In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.
h)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard — 15 “Employee Benefits”.

i)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

j)	Earnings Per Share

The earnings considered in ascertaining the Company’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

k)	Associate Stock Option Scheme

Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The un-amortized portion of the deferred employee compensation is shown under Reserves and Surplus.

l)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited

Balance Sheet as at June 30, 2006

Rs. in Crores
		Schedule	As at	As at	As at
		Reference	30.06.2006	30.06.2005	31.03.2006

I.	Sources of Funds :

	1. Shareholders’ Funds
	(a) Share Capital	1	65.26	64.14	64.89
	(b) Share application money, pending allotment		0.98	2.93	1.78
	(c) Reserves and Surplus	2	4,668.35	3,395.39	4,268.75

			4,734.59	3,462.46	4,335.42

	2. Loan Funds
	(a) Secured Loans	3	12.67	10.57	12.57

			4,747.26	3,473.03	4,347.99

II.	Application of Funds :

	1. Fixed Assets	4
	(a) Gross Block		1,180.06	982.60	1,153.16
	(b) Less: Depreciation		834.55	712.82	803.74

	(c) Net Block		345.51	269.78	349.42
	(d) Capital Work in Progress		112.16	69.48	76.84

			457.67	339.26	426.26

	2. Investments	5	183.90	141.98	155.74

	3. Deferred Tax Assets (net)	6	24.93	9.01	4.29

	4. Current Assets, Loans and Advances
	(a) Sundry Debtors	7	1,186.84	871.58	1,122.81
	(b) Cash and Bank Balances	8	3,370.34	2,438.26	3,052.33
	(c) Loans and Advances	9	201.19	122.18	183.24
	(d) Other Current Assets
	— Interest Accrued on Fixed Deposits		131.86	45.86	110.59

			4,890.23	3,477.88	4,468.97

	Less: Current Liabilities and Provisions
	(a) Liabilities	10	487.51	293.26	435.71
	(b) Provisions	11	321.96	201.84	271.56

			809.47	495.10	707.27

	Net Current Assets		4,080.76	2,982.78	3,761.70

			4,747.26	3,473.03	4,347.99

	Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Sr. Vice President (Corp. Governance) & Company Secretary

Place : Secunderabad Date : July 21, 2006		Place : Secunderabad Date : July 21, 2006

Satyam Computer Services Limited
Profit and Loss Account for the Quarter ended June 30, 2006

				Rs. in Crores

	Schedule	Quarter	Quarter	Year
	Reference	Ended	Ended	Ended
		30.06.2006	30.06.2005	31.03.2006

Income

Services
— Exports		1,332.42	1,001.73	4,461.64
— Domestic		54.44	32.71	172.67
Other Income	12	74.38	23.38	377.91

		1,461.24	1,057.82	5,012.22

Expenditure

Personnel Expenses	13	795.13	623.72	2,700.67
Operating and Administration Expenses	14	236.08	161.24	740.13
Financial Expenses		1.07	0.19	2.72
Depreciation		32.30	28.15	122.81

		1,064.58	813.30	3,566.33

Profit Before Taxation		396.66	244.52	1,445.89
Provision for Taxation — Current		45.65	33.50	190.92
— Fringe Benefit		2.70	3.27	8.80
— Deferred		(11.78)	1.70	6.42

Profit After Taxation		360.09	206.05	1,239.75
Add: Balance brought forward from previous period / year		2,836.81	1,982.64	1,982.64
Less: Residual dividend and additional dividend tax		—	—	1.23

Profit Available for Appropriation		3,196.90	2,188.69	3,221.16

Appropriations :
Interim Dividend (2005 — Rs. 2.00 per Equity Share)		—	—	64.46
Final Dividend (2006 — Rs. 5.00 per Equity Share)		—	—	163.87
Tax on distributed profits		—	—	32.02
Transfer to General Reserve		—	—	124.00

Balance carried to Balance Sheet		3,196.90	2,188.69	2,836.81

Earnings Per Share (Rs. per equity share of Rs. 2 each)

Basic		11.05	6.44	38.51
Diluted		10.66	6.30	37.03

No. of Shares used in computing Earnings Per Share
Basic		325,727,132	319,854,748	321,892,492
Diluted		337,948,545	327,205,545	334,813,432

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Sr. Vice President (Corp. Governance) & Company Secretary

Place : Secunderabad Date : July 21, 2006		Place : Secunderabad Date : July 21, 2006

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

Rs. in Crores
		As at	As at	As at
		30.06.2006	30.06.2005	31.03.2006

1.	Share Capital
	Authorised :	75.00	75.00	75.00

	375,000,000 Equity Shares of Rs. 2 each

	Issued and Subscribed :	65.26	64.14	64.89

	326,310,041 ( June 30, 2005 — 320,719,335; March 31, 2006 — 324,449,539 ) Equity Shares of Rs. 2 each fully paid-up

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

	140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company

	64,765,054 ( June 30, 2005 — 64,039,698; March 31, 2006 — 64,680,600) Equity Shares of Rs. 2 each fully paid-up represent 32,382,527 ( June 30, 2005 — 32,019,849; March 31, 2006 — 32,340,300 ) American Depository Shares

	11,770,041 ( June 30, 2005 — 6,179,335; March 31, 2006 — 9,909,539 ) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS)

2.	Reserves and Surplus

	Share Premium Account
	As at the commencement of the year	1,028.63	890.94	890.94
	Add: Received on account of issue of ADS / ASOP	57.02	36.17	137.69

		1,085.65	927.11	1,028.63

	General Reserve
	As at the commencement of the year	402.79	278.79	278.79
	Add: Transfer from the Profit and Loss Account	—	—	124.00

		402.79	278.79	402.79
	Less: Provision for leave encashment (Refer note (l) of Schedule 15)	17.47	—	—

		385.32	278.79	402.79

	Employee Stock Options
	Employee Stock Options Outstanding	0.48	0.80	0.52

	Balance in Profit and Loss Account	3,196.90	2,188.69	2,836.81

		4,668.35	3,395.39	4,268.75

3.	Secured Loans
	Vehicle Loans	12.67	10.57	12.57

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet
4. Fixed Assets

										Rs. in Crores
		GROSS BLOCK				DEPRECIATION				NET BLOCK
	DESCRIPTION	As at	Additions	Deletions	As at	As at	For the	Deletions	As at	As at	As at
		01.04.2006			30.06.2006	01.04.2006	period		30.06.2006	30.06.2006	31.03.2006
1.	Land & Land Development
	—Freehold*	31.03	7.21	—	38.24	—	—	—	—	38.24	31.03
	—Leasehold	8.13	—	—	8.13	0.02	—	—	0.02	8.11	8.11
2.	Buildings**	101.76	—	—	101.76	13.24	0.90	—	14.14	87.62	88.52
3.	Plant and Machinery	789.40	13.19	1.04	801.55	636.85	25.60	1.04	661.41	140.14	152.55
	(Including Computers
	and Software)
4.	Office Equipment	20.92	1.17	—	22.09	13.51	0.68	—	14.19	7.90	7.41
5.	Furniture, Fixtures
	and Interiors	171.58	4.55	—	176.13	128.17	3.59	—	131.76	44.37	43.41
6.	Vehicles	30.34	2.77	0.95	32.16	11.95	1.53	0.45	13.03	19.13	18.39

	Total	1,153.16	28.89	1.99	1,180.06	803.74	32.30	1.49	834.55	345.51	349.42

	As at 30.06.2005	937.70	46.17	1.27	982.60	685.41	28.15	0.74	712.82	269.78

*	Includes Rs. 12.24 crores ( June 30, 2005 — Rs. 2.64 crores; March 31, 2006 — Rs. 12.24 crores ) in respect of which deed of conveyance is pending.

**	Includes Rs. 38.85 crores ( June 30, 2005 — Rs. 26.44 crores; March 31, 2006 — Rs. 38.85 crores ) constructed on leasehold land.

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

Rs. in crores
				As at		As at		As at
				30.06.2006		30.06.2005		31.03.2006
5.			Investments

Long Term

	i	)	Trade (Unquoted)

			SIFY Limited		—		22.04		—
			Nil (June 30, 2005 — 11,182,600) Equity Shares of Rs. 10 each, fully paid-up

			Satyam Venture Engineering Services Private Limited		3.54		3.54		3.54
			3,544,480 Shares of Rs. 10 each, fully paid-up

			CA Satyam ASP Private Limited		7.17		7.17		7.17
			7,168,995 Equity Shares of Rs. 10 each, fully paid-up

			Intouch Technologies Limited	10.90		10.90		10.90
			833,333 Shares of 20 US cents each, fully paid-up
			Less : Provision for diminution	10.90	—	10.90	—	10.90	—

			Medbiquitious Services Inc.,	1.57		1.57		1.57
			334,000 Shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up
			Less : Provision for diminution	1.57	—	1.57	—	1.57	—

			Avante Global LLC.,	2.54		2.54		2.54
			577,917 class ‘A’ units representing a total value of US Dollars 540,750
			Less : Provision for diminution	2.54	—	2.54	—	2.54	—

			Jasdic Park Company
			480 Shares of J Yen 50,000 each, fully paid-up	0.75		0.75		0.75
			Less : Received on liquidation	0.26		0.26		0.26

			Less : Provision for diminution	0.49	—	0.49	—	0.49	—

			Investments in subsidiary companies

			Satyam Technologies Inc.,		20.22		20.22		20.22
			100,000 Common Stock of 1 US cent each, fully paid-up

			Nipuna Services Limited		18.27		18.27		18.27
			18,268,000 Equity Shares of Rs. 10 each, fully paid-up

			Satyam Computer Services (Shanghai) Co. Limited$$		16.61		9.25		15.92

			Citisoft Plc		103.45		61.49		75.98
			11,241,000 (June 30, 2005 — 8,430,752; March 31, 2006 — 8,430,752 )
			Ordinary Shares of 0.01 GBP each, fully paid up

			Knowledge Dynamics Pte Ltd		14.64		—		14.64
			10,000,000 Ordinary Shares of 0.01 SGD each, fully paid up

			Satyam (Europe) Limited	6.98		6.98		6.98
			1,000,000 Equity Shares of 1 GBP each, fully paid-up
			Less: Provision for losses	6.98	—	6.98	—	6.98	—

			Satyam Japan KK	0.42		0.42		0.42
			200 Common Stock of J Yen 50,000 each, fully paid-up
			Less: Provision for losses	0.42	—	0.42	—	0.42	—

			Satyam Asia Pte Limited	1.03		1.03		1.03
			400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up
			Less: Provision for losses	1.03	—	1.03	—	1.03	—

			Dr. Millennium, Inc.,	3.09		3.09		3.09
			710,000 Common Stock of 1 US Dollar each, fully paid-up
			Less : Received on account of reduction of Share Capital	2.99		2.99		2.99
			Less: Provision for losses	0.10	—	0.10	—	0.10	—

			Vision Compass, Inc.	89.94		89.94		89.94
			425,000,000 Common Stock of 1 US Cent each, fully paid-up
			Less : Provision for diminution	89.94	—	89.94	—	89.94	—

			Satyam IdeaEdge Technologies Private Limited	0.01		0.01		0.01
			10,000 Equity Shares of Rs. 10 each, fully paid-up
			Less : Provision for diminution	0.01	—	0.01	—	0.01	—

ii)			Non Trade (Unquoted)

			National Savings Certificates,VIII Series (Lodged as security with government authorities)		—		—		—

					183.90		141.98		155.74

$$	Investment is not denominated in number of shares as per laws of the People’s Republic of China.

Satyam Computer Services Limited

Schedules forming part of the Balance Sheet

Rs. in crores
		As at	As at	As at
		30.06.2006	30.06.2005	31.03.2006

6.	Deferred Tax Assets (net)
	Debtors	10.98	9.57	11.02
	Advances	1.43	0.70	1.43
	Fixed Assets	(25.37)	(13.69)	(25.38)
	Others	37.89	12.43	17.22

		24.93	9.01	4.29

7.	Sundry Debtors (Unsecured)
	Considered good*
	(a) Over six months old	18.73	22.47	12.78
	(b) Other debts	1,168.11	849.11	1,110.03

		1,186.84	871.58	1,122.81
	Considered doubtful**	106.16	95.01	103.89

		1,293.00	966.59	1,226.70

	Less: Provision for doubtful debts**	106.16	95.01	103.89

		1,186.84	871.58	1,122.81

	* Debtors include dues from subsidiaries Rs. 4.61 crores ( June 30, 2005 — Rs.0.80 crores; March 31, 2006 — Rs. 4.38 crores ) and Unbilled revenue Rs. 251.52 crores ( June 30, 2005 — Rs. 73.04 crores; March 31, 2006 — Rs. 170.14 crores )

	** Includes dues from subsidiaries Rs. 18.89 crores ( June 30, 2005 — Rs. 18.89 crores; March 31, 2006 — Rs. 18.89 crores )

8.	Cash and Bank Balances*

	Cash on hand	0.05	0.15	0.05
	Remittances in transit	9.38	—	—

	Balances with Scheduled Banks
	— On Current Accounts	1,387.95	540.62	1,021.28
	— On Deposit Accounts	1,855.70	1,798.98	1,907.42

	Unclaimed Dividend Accounts	4.96	4.54	5.05
	Balances with Non-Scheduled Banks**
	— On Current Accounts	111.56	93.97	117.80
	— On Deposit Accounts	0.74	—	0.73

		3,370.34	2,438.26	3,052.33

	* Includes unutilised amount of ADS issue proceeds — Rs. 179.23 crores ( June 30, 2005 — Rs. 330.65 crores; March 31, 2006 — Rs. 262.20 crores )
	** Refer note (f) of Schedule 15

9.	Loans and Advances
	(Considered good unless otherwise stated)

	Secured — Loans	0.10	0.21	0.11
	Unsecured — Advances recoverable in cash or in kind or
	for value to be received*	127.57	84.73	114.16
	— Deposits	73.52	37.24	68.97
	Considered doubtful — Advances**	65.37	62.54	65.37

		266.56	184.72	248.61

	Less: Provision for doubtful Advances**	65.37	62.54	65.37

		201.19	122.18	183.24

	* Includes advances and share application money to subsidiaries Rs. 9.52 crores ( June 30, 2005 — Rs. 5.03 crores; March 31, 2006 — Rs. 5.18 crores )

	**Includes due from subsidiaries Rs. 48.12 crores ( June 30, 2005 — Rs. 48.12 crores; March 31, 2006 — Rs. 48.12 crores)

10.	Liabilities

	Sundry Creditors

	— Dues to small scale industrial undertakings	—	—	—
	— Dues to other than small scale industrial undertakings	368.06	219.43	332.05
	Advances from Customers	1.16	1.01	0.93
	Unearned Revenue	66.25	29.37	52.67
	Investor Education Protection Fund — Unclaimed Dividends	4.96	4.54	5.05
	Other Liabilities	47.08	38.91	45.01

		487.51	293.26	435.71

11.	Provisions
	Provision for Taxation (less payments)	22.54	56.35	33.53
	Proposed Dividend (including tax thereon)	186.85	108.55	186.85
	Provision for Gratuity and Leave Encashment	112.57	36.94	51.18

		321.96	201.84	271.56

Satyam Computer Services Limited

Schedules forming part of the Profit and Loss Account

				Rs. in Crores

		Quarter	Quarter	Year
		Ended	Ended	Ended
		30.06.2006	30.06.2005	31.03.2006

12.	Other Income
	Interest on deposits and advances — Gross {Tax Deducted at Source Rs. 6.47 crores} ( June 30, 2005 — Rs. 6.21 crores; March 31, 2006 — Rs. 25.94 crores)	28.88	27.70	115.77
	Gain/(Loss) on exchange fluctuations (net)	45.19	(4.68)	(2.18)
	Profit on sale of long term investments	—	—	262.83
	Miscellaneous income	0.31	0.36	1.49

		74.38	23.38	377.91

13.	Personnel Expenses
	Salaries and bonus	740.18	582.52	2,501.25
	Contribution to provident and other funds	51.04	38.21	181.97
	Staff welfare expenses	3.92	2.99	17.53
	Employee stock compensation expense	(0.01)	—	(0.08)

		795.13	623.72	2,700.67

14.	Operating and Administration Expenses
	Rent	18.87	15.96	68.73
	Rates and taxes	5.82	2.17	15.20
	Insurance	3.83	3.17	13.95
	Travelling and conveyance	76.04	55.90	237.40
	Communication	15.28	14.12	63.42
	Printing and stationery	1.15	1.45	5.95
	Power and fuel	8.79	7.03	26.98
	Advertising	1.18	1.82	7.83
	Marketing expenses	17.39	12.04	59.24
	Repairs and maintenance
	— Buildings	0.62	0.14	1.43
	— Machinery	3.59	1.44	8.69
	— Others	5.16	3.18	20.04
	Security services	0.98	0.53	3.09
	Legal and professional charges	32.98	18.86	95.70
	Provision for doubtful debts and advances	2.26	—	11.71
	Loss on sale of Fixed Assets (net)	0.16	0.27	0.83
	Directors’ sitting fees	0.01	0.01	0.04
	Auditors’ remuneration	0.27	0.17	1.15
	Donations and contributions	0.87	0.57	3.73
	Subscriptions	0.65	0.34	2.09
	Training and development	4.00	4.36	15.00
	Research and development	0.34	0.98	2.45
	Software charges	8.40	4.89	22.54
	Managerial remuneration
	— Salaries	0.09	0.09	0.35
	— Commission	0.15	0.12	0.91
	— Contribution to P.F.	0.01	0.01	0.04
	— Others	0.05	0.05	0.19
	Visa charges	23.28	7.19	32.31
	Miscellaneous expenses	3.86	4.38	19.14

		236.08	161.24	740.13

Satyam Computer Services Limited

15.	Notes to Accounts

a)	Associate Stock Option Plans
i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 20,314,038 equity shares of Rs. 2 each were outstanding as at June 30, 2006 ( June 30, 2005 — 27,613,194 , March 31, 2006 — 22,802,694 ).

Changes in number of options outstanding were as follows:

	Quarter ended June 30,		Year ended
Options	2006	2005	March 31, 2006

At the beginning of the period / year	22,802,694	26,830,315	26,830,315
Granted	—	2,709,117	3,289,776
Exercised	(1,776,048)	(1,430,500)	(4,519,802)
Cancelled	(712,608)	(495,738)	(2,797,595)
At the end of the period / year	20,314,038	27,613,194	22,802,694

iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 950,248 ADS ( June 30, 2005 — 1,388,869, March 31, 2006 — 995,671 ) representing 1,900,496 equity shares of Rs. 2 each were outstanding as at June 30, 2006 (June 30, 2005 — 2,777,738, March 31, 2006 -1,991,342).

Changes in number of options outstanding were as follows:

	Quarter ended June 30,		Year ended
Options	2006	2005	March 31, 2006

At the beginning of the period / year	995,671	1,257,901	1,257,901
Granted	10,000	142,740	160,215
Exercised	(42,227)	(11,772)	(332,223)
Cancelled	(13,196)	—	(90,222)
At the end of the period / year	950,248	1,388,869	995,671

Satyam Computer Services Limited

Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of the Company’s net profit and earnings per share would have been as follows:

	Particulars	Quarter ended June 30,		Year ended
		2006	2005	March 31, 2006

1.	Profit after Taxation
	— As reported (Rs. in crores)	360.09	206.05	1,239.75
	— Pro forma (Rs. in crores)	344.08	175.83	1,142.11
2.	Earnings per share:
	Basic
	— No. of shares	325,727,132	319,854,748	321,892,492
	— EPS as reported	Rs.11.05	Rs.6.44	Rs.38.51
	— Pro forma EPS	Rs.10.56	Rs.5.50	Rs.35.48
	Diluted
	— No. of shares	337,948,545	327,205,545	334,813,432
	— EPS as reported	Rs.10.66	Rs.6.30	Rs.37.03
	— Pro forma EPS	Rs.10.18	Rs.5.37	Rs.34.11

     The following assumptions were used for calculation of fair value of grants:

	Quarter ended June 30,		Year ended
	2006	2005	March 31, 2006

Dividend yield (%)	0.85	0.75	0.75
Expected volatility (%)	56.86	60.00	58.05
Risk-free interest rate (%)	7.00	7.00	7.00
Expected term (in years)	1.14	1.83	1.26

(b)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.

(c)	Secured Loans

Vehicles are hypothecated to the Banks as security for the amounts borrowed.

(d)	Investments

During May 2005, the Company acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.

The Company acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.25 crores (inclusive of acquisition costs) and a deferred consideration of Rs.13.63 crores (equivalent GBP 1.75 million). The Company is also required to pay a maximum earn out consideration amounting to Rs.19.01 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits. On June 29, 2006, the Company acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million).

The Company is also required to pay a maximum earn-out consideration amounting to Rs.29.91 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and to fund an Employee Benefit Trust (EBT) formed by Citisoft. The obligation to fund the EBT amounting to maximum of Rs. 22.81 crores (equivalent GBP 2.70 million) is contingent on Citisoft achieving certain revenue and profit performance targets.

(e)	Land

During the quarter, the Company acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

Satyam Computer Services Limited

(f)	Balances with Non-Scheduled Banks

Rs. in crores
Name of the Bank	Balances			Maximum Balances
				Quarter ended		Year ended
	As at June 30,		As at March 31,	June 30,		March 31,
	2006	2005	2006	2006	2005	2006

Balances with Non-Scheduled Banks On Current Accounts
Banque Nationale De Paris, Brussels	0.44	—	—	1.64	—	—
Banque Nationale De Paris, France	1.49	—	1.05	2.66	—	1.26
Banque Nationale De Paris, Hague	3.40	—	3.32	5.46	—	3.32
Banque Nationale De Paris, Ireland	0.78	—	0.42	1.25	—	0.54
Banque Nationale De Paris, Italy	2.93	—	—	2.93	—	—
Banque Nationale De Paris, Saarbruecken	1.45	—	0.54	1.61	—	0.54
Banque Nationale De Paris, Spain	0.79	0.69	0.69	0.94	1.04	1.26
Banque Nationale De Paris, Taipei	2.45	1.00	2.15	2.45	1.15	2.21
Citibank NA, Bangkok	10.71	7.64	11.45	12.43	8.97	11.71
Citibank NA, Chicago	—	0.04	—	—	0.04	0.04
Citibank NA, Denmark	0.01	—	—	0.01	—	—
Citibank NA, Dubai	0.73	1.52	0.20	1.54	2.09	2.09
Citibank NA, Hong Kong	0.25	0.32	0.27	0.73	0.54	0.90
Citibank NA, Hungary	0.09	0.19	0.15	0.50	0.38	1.43
Citibank NA, Kuala Lumpur	3.66	1.41	0.67	4.47	1.74	2.84
Citibank NA, London	0.53	0.86	0.54	1.62	5.06	5.06
Citibank NA, New York	6.87	11.16	3.98	20.00	24.62	24.62
Citibank NA, New Zealand	1.20	0.48	2.20	2.23	0.48	2.93
Citibank NA, Seoul	8.48	5.92	8.27	8.89	5.92	8.54
Citibank NA, Singapore	3.81	7.71	2.54	7.05	8.10	8.10
Citibank NA, Johannesburg	1.41	0.36	1.51	2.05	1.09	2.12
Citibank NA, Sydney	7.84	20.29	6.29	22.05	20.51	26.54
Citibank NA, Toronto	2.85	1.84	2.24	5.54	4.82	5.41
Dresdner Bank, Saarbruecken	6.10	1.65	12.27	14.73	3.09	12.81
Hong Kong and Shanghai Banking Corporation, London	19.43	10.11	11.79	29.61	18.37	22.91
Hong Kong and Shanghai Banking Corporation, Shanghai	0.02	0.02	0.02	0.02	0.02	0.02
Hong Kong and Shanghai Banking Corporation, Tokyo	6.98	8.33	9.79	15.80	10.09	10.96
Koonmin Bank, Seoul	0.05	—	—	0.05	—	—
KSB Bank N V, Brussels	4.59	0.66	2.31	9.63	1.66	4.37
Mitsui Sumitomo Bank, Tokyo	0.29	0.34	0.65	2.18	0.78	1.70
UBS Bank, Switzerland	3.78	1.00	1.39	7.70	1.85	3.83
Unicredit Banca, Italy	1.00	2.43	0.90	3.95	2.78	3.69
United Bank, Vienna	2.67	2.12	28.71	58.11	52.27	52.89
Wachovia Bank, Atlanta	—	0.06	—	—	0.06	0.06
Wachovia Bank, New Jersey	4.48	5.53	1.49	20.59	10.41	13.12
Woori Bank, Korea	—	0.29	—	0.26	5.08	5.08

	111.56	93.97	117.80

On Deposit Accounts
Citibank NA, Hungary	0.74	—	0.73	0.74	—	0.82

(g)	Related Party Transactions

The Company had transactions with the following related parties:

Subsidiaries: Citisoft Plc, Citisoft Inc., Knowledge Dynamics Pte Ltd, Knowledge Dynamics Private Limited, Knowledge Dynamics USA Inc., Info On Demand SDN BHD, Nipuna Services Limited, Satyam Computer Services (Shanghai) Co. Ltd and Satyam Technologies Inc.

Joint Ventures (JVs): Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

Associates: Sify Limited (ceased to exist as an associate w.e.f. November 09, 2005)

Others: Satyam Foundation Trust and Satyam Associates Trust (Enterprises where trustees are spouses of Whole-time Director and Key Managerial Personnel).

Satyam Computer Services Limited

Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Prof. Krishna G Palepu, Abraham Joseph, A.S.Murthy, Mohan Eddy, G.B.Prabhat, Ram Mynampati, D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Ravi Shankar Bommakanti, Murali V and Hari T.

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

Rs. in crores
	Quarter ended June 30,		Year ended
	2006	2005	March 31,2006

Sales:
Subsidiaries	1.32	0.86	5.30
JVs	—	—	0.25

	1.32	0.86	5.55

Outsourcing:
Subsidiaries	10.53	4.73	31.57
JVs	10.32	10.02	37.35
Associates	—	2.93	6.25

	20.85	17.68	75.17

Other Services:
Subsidiaries	0.33	0.15	2.30
JVs	0.51	0.31	1.65

	0.84	0.46	3.95

Interest
JVs	0.01	—	0.03

Fixed Assets :
Subsidiaries	0.02	—	—
Associates	—	0.44	5.53

	0.02	0.44	5.53

Investments:
Subsidiaries	0.69	2.01	8.68

Advances:
Subsidiaries	12.03	(5.21)	—
JVs	—	—	0.50
Others	—	—	0.71

	12.03	(5.21)	1.21

Contributions:
Others	0.87	0.51	3.62

Balances :

Rs. in crores
	As at June 30,				As at
	2006		2005		March 31, 2006

Accounts Receivable:
Subsidiaries	4.61	*	0.80	*	4.38	*
JVs	0.20		0.34		0.25

	4.81		1.14		4.63

Payables:
Subsidiaries	14.28		10.10		9.22
JVs	10.67		14.57		8.21
Associates	—		3.37		—

	24.95		28.04		17.43

Investments:
Subsidiaries	173.19	*	109.23	*	145.03	*
JVs	10.71		10.71		10.71
Associates	—		22.04		—

	183.90		141.98		155.74

Advances and share application money:
Subsidiaries	9.52	*	5.03	*	5.18	*
JVs	0.52		—		0.53
Others	0.71		—		0.71

	10.75		5.03		6.42

*	Net of provisions made

Satyam Computer Services Limited

Transactions with Directors and Key Managerial Personnel

Rs. in crores
	Quarter ended June 30,		Year ended
	2006	2005	March 31, 2006

Remuneration to Whole-time Directors	0.15	0.15	0.93
Remuneration to Key Managerial Personnel	3.86	4.29	19.34
Professional charges paid to Director	—	—	0.99
Advances to Key Managerial Personnel	—	—	1.06

Balances due to / from Directors and Key Managerial Personnel

Rs. in crores
	Quarter ended June 30,		Year ended
	2006	2005	March 31, 2006

Remuneration Payable to Whole-time Directors	0.22	0.21	0.22
Remuneration Payable to Key Managerial Personnel	0.16	0.12	0.65
Advances due from Key Managerial Personnel	0.33	0.17	0.34

Options granted and outstanding to the Key Managerial Personnel 2,377,257 {includes 614,870 options granted under ASOP — ADS}. (June 30, 2005 — 2,982,510 {includes 823,112 options granted under ASOP — ADS}, March 31, 2006 — 2,480,386 {includes 633,172 options granted under ASOP — ADS}).

(h)	Obligation on long term non-cancelable operating leases

The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the quarter and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in crores
	Quarter ended June 30,		Year ended
	2006	2005	March 31, 2006

Lease rentals (Refer Schedule 14)	18.87	15.96	68.73

	As at June 30,		As at
	2006	2005	March 31, 2006

Obligations on non-cancelable leases:
Not later than one year	15.67	18.71	17.35
Later than one year and not later than five years	10.93	23.27	13.16
Later than five years	1.85	2.30	1.85

Total	28.45	44.28	32.36

(i)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

S.No.	Particulars	Quarter ended June 30,		Year ended
		2006	2005	March 31, 2006

Basic
1.	Opening no. of shares	324,449,539	319,265,291	319,265,291
2.	Total Shares outstanding	325,727,132	319,854,748	321,892,492
3.	Profit after Taxation (Rs. in crores)	360.09	206.05	1,239.75
4.	EPS	Rs.11.05	Rs.6.44	Rs.38.51
Diluted
5.	Stock options outstanding	12,221,413	7,350,797	12,920,940
6.	Total shares outstanding (including dilution)	337,948,545	327,205,545	334,813,432
7.	EPS	Rs.10.66	Rs.6.30	Rs.37.03

Satyam Computer Services Limited

(j)	Commitments and Contingencies
i)	Bank Guarantees outstanding Rs. 57.88 crores (June 30, 2005 — Rs. 28.63 crores, March 31, 2006 — Rs. 58.95 crores).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 146.81 crores (June 30, 2005 — Rs. 54.14 crores, March 31, 2006 — Rs. 114.07 crores).

iii)	Forward Contracts outstanding Rs. 913.86 crores (Equivalent US$198.00 millions) {June 30, 2005 — Rs. 746.58 crores (Equivalent US$171.00 millions), March 31, 2006 — Rs. 966.36 crores (Equivalent US$216.00 millions)}. Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to (Rs. 22.00 crores) {June 30, 2005 — Rs. 7.20 crores, March 31, 2006 — (Rs. 3.75 crores)}.

iv)	Claims against the Company not acknowledged as debts
—	Income tax and Sales tax matters under dispute — Rs. 20.38 crores (June 30, 2005 — Rs. Nil, March 31, 2006 — Rs. 20.38 crores).
v)	Contingent consideration payable in respect of acquired subsidiary companies Rs. 82.45 crores (June 30, 2005 — Rs. 106.27 crores, March 31, 2006 — Rs. 101.72 crores).

vi)	Nipuna Services Limited (a wholly owned subsidiary-Nipuna) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$ 20 millions). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a. The Company has guaranteed payment of all sums payable by Nipuna to the investors on redemption of the said Preference Shares.

Further the Company is required to subscribe to Convertible Debentures amounting to US$ 20 million based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Equity Shares at any time after issuance.

vii)	The Company has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to maximum of Rs. 92.18 crores (June 30, 2005 — Rs. 87.10 crores, March 31, 2006 — Rs. 89.24 crores) (Equivalent US$ 20 million).

viii)	The Company had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between the Company and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).

The LCIA Arbitrator issued its Final Award on April 3, 2006 in favour of the Company. The Company has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois.

Satyam Computer Services Limited

(k)	The Gratuity Plan

The following table sets forth the status of the Gratuity Plan of the Company, and the amounts recognized in the balance sheet and profit and loss account.

Rs. in crores
Quarter ended
June 30, 2006

Projected benefit obligation at the beginning of the period	35.08
Current service cost	2.08
Interest cost	0.63
Actuarial loss/(gain)	(0.58)
Benefits paid	(1.53)

Projected benefit obligation at the end of the period	35.68

Amounts recognised in the balance sheet
Projected benefit obligation at the end of the period	35.68
Fair value of plan assets at end of the period	—

Funded status of the plans — (asset) / liability	35.68
Liability recognised in the balance sheet	35.68

Gratuity cost for the period
Current service cost	2.08
Interest cost	0.63
Net actuarial (gain)/loss recognised in the period	(0.58)

Net gratuity cost	2.13

Assumptions
Discount rate	7%
Long-term rate of compensation increase	7%

Note: This being the first year of disclosure, previous year figures have not been furnished.
(l)	Provision for Leave encashment

Effective April 1, 2006, the Company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 26.33 crores. As required by the standard, an amount of Rs. 17.47 crores (net of related deferred tax of Rs. 8.86 crores) has been adjusted against general reserves.
(m)	Other Information
i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

ii)	Auditors’ Remuneration:

Rs. in crores
	Quarter ended June 30,		Year ended
	2006	2005	March 31, 2006

Statutory audit	0.25	0.14	1.00
Other services	0.01	0.02	0.14
Out of pocket expenses	0.01	0.01	0.01

iii)	Earnings in foreign exchange (on receipt basis):

Rs. in crores
	Quarter ended June 30		Year ended
	2006	2005	March 31, 2006

Income from software development services	1,138.51	918.78	3,855.36

Satyam Computer Services Limited

iv)	C.I.F. value of imports:

Rs. in crores
	Quarter ended June 30,		Year ended
	2006	2005	March 31, 2006

Capital goods	9.03	18.53	61.02

v)	Expenditure in foreign currency (on payment basis):

Rs. in crores
	Quarter ended June 30,		Year ended
	2006	2005	March 31, 2006

Travelling expenses	26.95	22.47	90.92
Expenditure incurred at overseas branches	607.46	484.96	1,959.17
Others	15.34	19.72	71.97

(n)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crores is given below:

Rs. in lakhs
Schedule No.	Description	As at June 30,		As at
		2006	2005	March 31, 2006

5 (ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.06	0.06	0.06

(o)	Reclassification:

Figures for the corresponding period/year have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Cash Flow Statement for the quarter ended June 30, 2006

Rs. in Crores
		Quarter ended	Quarter ended	Year Ended
		30.6.2006	30.06.2005	31.03.2006

A.	Cash Flows from Operating Activities
	Net Profit before Interest and Tax	368.84	217.01	1,332.76
	Profit on sale of Shares in SIFY Limited	—	—	(262.83)
	Depreciation	32.30	28.15	122.81
	Loss on sale of Fixed Assets	0.16	0. 27	0.83

	Cash generated before changes in Working Capital	401.30	245.43	1,193.57

	(Increase)/Decrease in Sundry Debtors	(64.03)	(106.41)	(357.64)
	(Increase)/Decrease in Loans and Advances	(17.95)	(2.29)	(62.85)
	Increase/(Decrease) in Current Liabilities and Provisions	77.47	33.38	169.57
	Income Taxes Paid	(59.34)	(26.70)	(155.84)
	Exchange differences on translation of foreign currency cash and cash equivalents	(45.13)	11.34	(1.20)

	Net Cash Flow from Operating Activities	292.32	154.75	785.61

B.	Cash Flows used in Investing Activities
	Purchase of Fixed Assets	(64.21)	(50.98)	(234.27)
	Purchase of Long term Investments	(18.77)	(63.49)	(78.81)
	Proceeds from sale of Shares in SIFY Limited	—	—	228.24
	Proceeds from sale of Fixed Assets	0.34	0.25	1.33
	Interest accrued / income received	7.61	6.30	29.66

	Net Cash Flow used in Investing Activities	(75.03)	(107.92)	(53.85)

C.	Cash Flows from Financing Activities
	Proceeds from issue of share capital	55.58	36.02	138.08
	Receipt of Share Application money pending allotment	0.98	2.93	1.78
	Proceeds from Secured Loans	2.45	2.52	10.48
	Repayment of Secured Loans	(2.35)	(1.82)	(7.78)
	Advance to Joint Venture Company	—	—	(0.50)
	Financial expenses paid	(1.07)	(0.19)	(2.72)
	Payment of Dividend	—	—	(183.28)

	Net Cash Flow from Financing Activities	55.59	39.46	(43.94)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	45.13	(11.34)	1.20

	Net Increase in Cash and Cash equivalents during the period/year	318.01	74.95	689.02
	Cash and Cash equivalents at the beginning of the period/year	1,256.83	567.81	567.81

	Cash and Cash equivalents at the end of the period/year [1]	1,574.84	642.76	1,256.83

	Supplementary Information
	Cash and Bank Balances	3,370.34	2,438.26	3,052.33
	Less: Long Term Deposits with Scheduled Banks considered as investment	1,795.50	1,795.50	1,795.50

	Balance considered for Cash Flow Statement	1,574.84	642.76	1,256.83

	The balance of Cash and Cash equivalents include amounts set aside for
	payment of dividends	4.96	4.54	5.05

1.	Includes amount set aside for payment of unclaimed dividends.

2.	Figures for the corresponding period/year have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

This is the Cash Flow Statement referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director
	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Sr. Vice President (Corp. Governance) & Company Secretary

Place: Secunderabad Date : July 21, 2006		Place : Secunderabad Date : July 21, 2006